

August 9, 2011

Via E-mail

Kirk Morgan
Chief Financial Officer
ICG Group, Inc
690 Lee Road, Suite 310
Wayne, PA 19087

> **Re: ICG Group, Inc**
> **Form 10-K**
> **Filed March 16, 2011**
> **File No. 001-16249**

Dear Mr. Morgan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Changes in Equity, page 38

1. Please provide us with a schedule detailing the activity in the "Impact of partner company equity transactions" for each period provided. Additionally, please revise your MD&A discussion to include this information.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Issuances of Stock by Partner Companies, page 45

2. Please clarify your accounting policies for changes in ownership interests in partner companies. In your response address how you account for acquisitions or disposals of partner company interests both when there is a change in control of the partner company and when there is no change in control. Additionally please revise your policy footnote to include this information.

4. Goodwill and Intangibles, net

Impairments – Consolidated Company, page 51

3. We note your disclosure that residual assets and liabilities related to Vcommerce were eliminated from the company's Consolidated Balance Sheets. Based on your disclosure it appears that the residual assets and liabilities of Vcommerce had a net book value of approximately $4.3 million. Please clarify for us how you accounted for these residual assets and liabilities.

5. Ownership Interests in Partner Companies

Dividends – Consolidated Companies, page 52

4. We note your disclosure that ICG Commerce paid a cash dividend of $27 million on its Series E and E-1 Preferred Stock and that the company's share of this dividend was approximately $25.4 million. Given that ICG Commerce is a consolidated company, explain to us why the dividend payment to the company resulted in a decrease in the carrying value in ICG Commerce.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief